SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No.)

                                 FONECASH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   34460A 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule  13d-1(b)

[ ]  Rule  13d-1(c)

[X]  Rule  13d-1(d)


_____________________
  1
     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  34460A  10  9           13G                Page     2of     8  Pages
--------------------------------------------------------------------------------



1.   NAME  OF  REPORTING  PERSONS
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS

     Daniel  Charboneau

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*    (a)  [  ]
                                                                   (b)  [  ]
     Not  Applicable

3.   SEC  USE  ONLY

4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     United  States

                    5.   SOLE  VOTING  POWER

                         2,000,000
  NUMBER OF
   SHARES           6.   SHARED  VOTING  POWER
BENEFICIALLY
  OWNED BY               0
    EACH
  REPORTING         7.   SOLE  DISPOSITIVE  POWER
PERSON  WITH
                         2,000,000

                    8.   SHARED  DISPOSITIVE  POWER

                         0

9.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

     2,000,000

10.  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
     CERTAIN  SHARES*

11.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

     44%

12.  TYPE  OF  REPORTING  PERSON

     IN


                  *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

                               SCHEDULE  13G

Item  1

     (a)     Name  of  Issuer.  FoneCash,  Inc.
             ----------------
(b)     Address  of  Issuer's  Principal Executive Office: 90 Park Avenue, Suite
        -------------------------------------------------
1700,  New  York,  New  York  10016.

Item  2

(a)     Name  of  Person  Filing.  This  Schedule  13G is being filed for Daniel
        ------------------------
Charboneau.


(b)     Address  of  Principal  Business  Office.  The  address of the principal
        ----------------------------------------
business office of Mr. Charboneau is: 90 Park Avenue, Suite 1700, New York, New York 10016.


(c)     Citizenship.  Mr.  Charboneau  is  a  United  States  citizen.
        -----------

(d)     Title of Class of Securities.  Common Stock, par value $0.0001 per share
        -----------------------------
("Common  Stock").

(e)     CUSIP  Number  34460A  10  9.
        -------------


Item  3     Not  applicable.

Item  4     Ownership.
            ---------

(a)     Amount  Beneficially  Owned.  See  item  9  of  cover  pages.
        ---------------------------

(b)     Percent  of  Class.  See  item  11  of  cover  pages.
        ------------------

(c)     Number  of  Shares  as  to  Which  Such  Person  has:
        ----------------------------------------------------

(i)  sole  power  to  vote  or  to  direct  the  vote:
(ii)  shared  power  to  vote  or  to  direct  the  vote:
(iii)  sole  power  to  dispose  or  to  direct  the  disposition  of:
(iv)  shared  power  to  dispose  or  to  direct  the  disposition  of:

     See  Items  5-8  of  cover  pages.



Item  5     Ownership  of  Five  Percent  or  Less  of  a  Class.
            ----------------------------------------------------

     Not  Applicable.

Item  6     Ownership  of  More  than  Five Percent on Behalf of Another Person.
            -------------------------------------------------------------------

     Not  Applicable.

Item  7     Identification  and  Classification of the Subsidiary Which Acquired
            --------------------------------------------------------------------
the  Security  Being  Reported  on  By  the  Parent  Holding  Company.
  -------------------------------------------------------------------

     Not  Applicable.


Item  8     Identification  and  Classification  of  Members  of  the  Group.
            ----------------------------------------------------------------

     Not  Applicable.

Item  9     Notice  of  Dissolution  of  Group.
            ----------------------------------

     Not  Applicable.

Item  10     Certification.
             -------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATE:  February 14, 2001


                                   /s/  Daniel  Charboneau
                                   -----------------------
                                   Daniel  E.  Charboneau